Innovatus Life Sciences Acquisition Corp.

777 Third Avenue, 25th Floor

New York, New York 10017

July 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:Maryse Mills-Apenteng

Re:	Innovatus Life Sciences Acquisition Corp.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-255075)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of Innovatus Life Sciences Acquisition Corp. (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333-255075) (the “Registration Statement”) because the Company has elected to abandon the transactions subject thereto. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

If you have any questions or comments concerning this request, please call or contact our legal counsel, Joshua N. Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 or jenglard@egsllp.com.

Sincerely,

/s/ David Schiff
David Schiff
Chief Executive Officer